Exhibit 99.1

Hexindai Issues US$20 million Senior Unsecured Note to Majik Fund SPC

BEIJING, CHINA, March 29, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing online consumer lending marketplace in China, today announced the issuance of a Senior Unsecured Note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (“Yunfeng Financial Group”) (HKSE 376), an innovative financial technology group, providing comprehensive investing and financing services for individual and institutional investors and enterprise customers.

Hexindai issued Majik Fund SPC a US$20 million three-year Senior Unsecured Note due 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “I’m pleased to issue this Note to Majik Fund SPC which I believe demonstrates their confidence in the future prospects of our business and the industry. With our business gradually improving despite a difficult market environment, we will use the proceeds as working capital to continue growing our platform and diversify our revenue streams to drive future growth and strengthen our position in the industry.”

About Yunfeng Financial Group

Yunfeng Financial Group is an international financial institution that combines traditional financial services with the latest science and technology. It is licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance in Hong Kong. Combining finance and technology, Yunfeng Financial Group provides one-stop financial services including brokerage, investment research, corporate finance, asset management, insurance, employee stock ownership plan administration services and fintech solution.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing online consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com